Karp and Sommers
                               Attorneys at Law
                               950 Third Avenue
                             New York, N.Y.  10022
                                 212-935-9060
                               FAX 212-421-1650


Federal Express

                                        September 12, 1997

Mr. Jeffrey Epstein
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Mail Stop 3-8

                    Re:  Technical Maintenance Corporation
                         Form SB-2 Registration Statement
                         File No. 333-7006

Dear Mr. Epstein:

          In response to the Commission's letter of comment dated July 2, 1997, the following summary explains the revisions made in Amendment No. 1 of the Registrant's Registration Statement on Form SB-2, keyed to the comments of that letter.

Prospectus Cover Page

1. The comment suggested relative to the ownership of shares by officers and directors has been included as a new paragraph on the cover page.

Available Information, page 2

2.   The Commission's Web site address has been added under Available
     Information.

Documents Incorporated by Reference, page 2

3.   Clauses 4 and 5 have been deleted from this paragraph.

Prospectus Summary (The Company), page 3

4. Touchtunes Digital Jukebox, Inc. ("Touchtunes") is a Canadian corporation organized in March 1997, through which the Company now operates its business. Touchtune's function is to develop and promote the Digital Jukeboxes for the Company. A new paragraph has been added on page 3 of the Prospectus Summary to explain this and the manner in which Touchtunes was funded. Touchtunes will become a wholly owned subsidiary of the Company on the effective date of the Prospectus.



Mr. Jeffrey Epstein
September 12, 1997
Page 2



     Touchtunes Juke Box Inc. ("Juke Box") is a separate Canadian corporation owned by Messrs. Tony Mastronardi (50%); Guy Nathan (16.67%); and Tonino Lattanzi (33.33%). Until March 1997, Juke Box assisted in financing the Company and conducting its development operations. In March 1997, with the incorporation of Touchtunes, this function ended. Juke Box is only a shareholder of the Company.

     Appropriate changes have been made in the financial statements and elsewhere throughout the Prospectus, to clarify the distinction between these two corporations. Reference is made to Items 18 and 19 below, for further information about Juke Box and Touchtunes.

Risk Factors, page 6

5. The subheadings in the Risk Factors section have been revised as suggested, particularly the fourth, fifth, sixth, seventh and eleventh subheadings.

6. The statements referred to in this section, mitigating the risks, have been deleted or revised as suggested.

7. The bold face statement at the end of this section has been revised as suggested.

Managements Discussion and Analysis of
Financial Condition and Results of Operations, page 13

8. Reference has been made in the initial paragraph of this section to the "Business Start-Up Activities" in the PROSPECTUS SUMMARY.

Business, page 14

9. The Company plans to install approximately 5,000 Digital Jukeboxes during the calendar year 1998, to commence full scale business operations. At an estimated cost of $4,800 U.S. for manufacturing, delivering and installing each unit, the total additional capital needed by the Company for that purpose is projected to be $24,000,000 U.S. An additional $10,000,000 U.S. will be needed to finance the Company's continuing operations and approximately $4,000,000 is required for the "central server." This projection of $38,000,000 U.S. in funds needed in the immediate future has been noted throughout the Prospectus particularly under "Future Financing" in the BUSINESS section.













Mr. Jeffrey Epstein
September 12, 1997
Page 3



Patented Technology, page 15

10. The statement mentioned made in the Prospectus has been revised to present it as "management's opinion." The basis for management's belief that the Company's Digital Jukebox outperforms any conventional jukebox on the market today is the fact that the Digital Jukebox alone has simultaneous sound reproduction, graphics display, video animation and telecommunication capabilities. Conventional jukeboxes offer only sound reproduction.

Marketing Strategy, page 16

11. The positive initial response received by the Company from jukebox operators about the Digital Jukebox is the result of conversations between management and such parties. Virtually all the jukebox operators who are participating in the market test have indicated orally, their intention to install Digital Jukeboxes. Because negotiations with Bose Corporation, the manufacturer, and the record label companies are still ongoing, no firm orders have been accepted by the Company.

Industry Background, page 17

12. Enclosed as supplemental information are trade articles from which management gathered certain statistical information included in the first and second paragraphs of this section of the Prospectus. In the article entitled "The CD Comfort Zone" published in Replay Magazine, April 1995 Edition, at page 121, Mr. Ed Blankenbeckler, a recognized authority in this field, estimated that there are 4,300 coin machine operators in the United States. All of them have amusement or entertainment equipment. Some of them also have jukeboxes. Based on the Company's experience in dealing with them, management estimates that approximately 2,300 coin machine operators also own jukeboxes.























Mr. Jeffrey Epstein
September 12, 1997
Page 4



Jukebox Manufacturers, page 18

13. Although a manufacturing price has not yet been established with Bose Corporation, the Company anticipates its costs per Digital Jukebox for manufacturing, delivering and installing each unit, will be approximately $4,800 U.S. per unit. The language in this section has been revised to reflect this projection by management.

14. Although 20 prototypes have been manufactured for the Company by Bose Corporation, a contract for the commercial manufacture of Digital Jukeboxes has not been signed because the final design and specifications have not been completed. The Company is presently negotiating these matters with Bose Corporation. Negotiations with Pioneer Electronics Corporation have ceased. This section of the Prospectus has been revised to reflect the current situation. A copy of the contract with Bose Corporation for the purchase and development of 20 prototypes has been filed as Exhibit 10.(xvi) to Amendment No. 1.

     The license issued to the Company by the Jukebox License Office has been filed as Exhibit 10.(xvii) to Amendment No. 1.

     The Jukebox License Agreement between Touchtunes and the American Society of Composers, Authors and Publishers, Broadcast Music, Inc and SESAC, Inc. has been filed as Exhibit 10.(xviii) to Amendment No. 1.

     The Company is presently negotiating with record label companies for the right to play their music. Thus far, it has obtained the right to play their music during the market trial test period only. These companies are: PolyGram Records, Capitol Records/EMI, MCA Records Inc., Virgin Records America Inc. and Warner Music Group. The terms and conditions on which these record label companies will allow the Company to play their music after the market trial test have not been finalized.

Future Financing, page 19

15. The language in this section has been revised to state that the Company plans to negotiate separate agreements with each individual jukebox operator. It plans to share the income generated by its Digital Jukeboxes on the basis of approximately 45% to 50% for the Company and approximately 50% to 55% for the jukebox operator. This percentage may vary somewhat from operator to operator.














Mr. Jeffrey Epstein
September 12, 1997
Page 5



Opinion of Counsel, Exhibit 5

16.  A draft of the legal opinion has been filed as Exhibit 5 to Amendment No.
     1.  (This also contains the consent).

PART II - Exhibits

17. The Company will prepare and file an Exhibit Index, listing all previous exhibits filed, with future filings on Form 10-K.

Financial Statements and Related Disclosures

18. Touchtunes Jukebox Joint Venture (the "Joint Venture") was an informal partnership organized in 1994 for the sole purpose of acquiring control of the Company and the digital jukebox technology. This Joint Venture had no operations prior to 1994. It was dissolved by the partners and the shares of the Company were distributed among them. There is no financial history of the Joint Venture, before or after that event. This transaction is noted in the first paragraph of CERTAIN TRANSACTIONS. The Joint Venture should not be confused with Juke Box or Touchtunes. All three entities, the Joint Venture, Juke Box and Touchtunes, are distinct and separate from one another.

     Both the Joint Venture and Juke Box have been treated as shareholders of the Company. For that reason, the Com-any does not believe that reverse acquisition accounting is appropriate for either.

19. Touchtunes was organized and commenced operations on March 7, 1997. It was not organized until after the Company's fiscal year ended on December 31, 1996. At that time, Touchtunes acquired certain working assets, assumed certain liabilities of Juke Box and entered into a development and operation agreement with the Company.

     To avoid confusion, Juke Box plans to surrender the name "Touchtunes" and become a numbered company under the Canadian Business Corporations Act. Its official name will be a federally designated number.



















Mr. Jeffrey Epstein
September 12, 1997
Page 6



     Touchtunes is jointly controlled by the Company and the two Canadian investors. Both have equal votes and appoint an equal number of board members. On the effective date of the Prospectus, Touchtunes will become a wholly owned subsidiary of the Company. Touchtunes' accounts have not been consolidated in the financial statements of the Company for the periods ending December 31, 1996 because Touchtunes was not organized until March 1997.

20. Until March 1997, developmental activities of the Company were conducted by Juke Box. All the costs of doing business incurred by Juke Box were included in the Company's financial statements. The $647,000 and $318,000 costs for research and development and the operating expenses for 1996 and 1995 respectively, were included in the Company's income statements for each of those years.

21. The fees and expense reimbursements of $300,000, relating to the stock issued to Mr. Lattanzi, have been included in the December 1995 results of operations.

22. The December 31, 1996 financial statements have been revised to reflect the changes requested.

23.  The accountants' report has been expanded as requested.

24. The Company did not have a controlled subsidiary as of March 31, 1997, the last date of its financial statements. When Touchtunes becomes a wholly owned subsidiary, upon the effective date of the Prospectus, its assets and liabilities will be translated into US dollars, using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate for the period. The gains or losses which may result from translation will be included in shareholders' equity.

Accountants' Report:

25. The Form 8-K for the month of January 1996, relative to the change in accountants, was sent to you earlier, on July 23, 1997.

26. The obligations noted in this point will be satisfied by the Company through the issuance of its stock to the various parties. The total consideration for the stock will be the amount of the obligations which have been included on the balance sheet as at December 31, 1996. No cash will be generated from these planned stock issuances. Since the transaction will be a non-cash transaction, there is no receivable which will be collected to offset a Stock Subscriptions Receivable.










Mr. Jeffrey Epstein
September 12, 1997
Page 7


27. The requested proforma information, concerning the loss per share, has been added to the interim financial information.

28. Based on conversations held between the Company's internal accountants and Mr. Ballard of the SEC, the Company recognizes the inconsistency between the Form 10-K filed for December 1995 and the December 1995 financial statements contained in the Registration Statement.

     The transaction in question was a non-cash transaction as disclosed in the financial statements. The Company's amended Form 10-K/A reflects this correction. A copy is supplied as supplemental information.

Form 10-Q March 31, 1997

29. The Form 10-Q filing has been revised to remove the compilation report of Ptack Schnarch Basevitz. The financial statements for the quarter ended March 31, 1997 in that report have been revised to reflect the changes requested. A copy of the Company's Form 10-Q/A is supplied as supplemental information.

30. The Form 10-Q/A for March 31, 1997 has also been amended to reflect the immediate cash consideration received.

31. Note 3 of the Form 10-Q/A for March 31, 1997 has been expanded as suggested.

32. Notes have been added to the Form 10-Q/A for March 31, 1997 under Subsequent Events, to reflect the additional funds received by the Company from the Canadian Investors ($750,000 CDN on May 9, 1997, and $2,650,000 CDN on July 17, 1997).

33. Note 4 of the Form 10-Q/A for March 31, 1997 has been revised as suggested.

34. The financial statements for the year ended December 31, 1996 have been revised as suggested in Amendment No. 1 and in the amended Form 10-K/A for that period.



















Mr. Jeffrey Epstein
September 12, 1997
Page 8



35. The registration statement has been updated to provide revised interim financial statements pursuant to Item 310 of Regulation S-B.

          Should you have any questions with respect to the foregoing explanations, feel free to contact the undersigned. Thank you for your continued courtesy and cooperation.

                                        Sincerely,

                                        /s/Aaron Karp

                                        Aaron Karp

AK/kt
Encl.

cc:  Technical Maintenance Corporation






































                               Karp and Sommers
                               Attorneys at Law
                               950 Third Avenue
                             New York, N.Y.  10022
                                 212-935-9060
                               FAX 212-421-1650


Federal Express
                                        September 12, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                    Re:  Technical Maintenance Corporation
                         Registration Statement on Form SB-2
                         File No. 333-7006

Gentlemen:

     On behalf of Technical Maintenance Corporation, we enclose the following documents in connection with its registration of 2,000,000 shares of Class A Common Stock on Form SB-2.

     1. Three copies of Amendment No. 1 to the Registration Statement on Form SB-2, one of which has been manually signed, and three separate Exhibit Volumes with Exhibits.

     2. Ten conformed copies of the Registration Statement, without exhibits, and

     3. One red-lined copy of the Preliminary Prospectus, showing changes made, with a covering letter responding to the Commission's comments of July 2, 1997 and providing the supplementary information requested.

     Please acknowledge receipt of the enclosed material by stamping the duplicate copy of this letter and returning it in the self-addressed stamped envelope.

                                        Very truly yours,

                                        /s/Aaron Karp

                                        Aaron Karp
AK/kt
Encl.


April 1995

RePlay Magazine

Monthly journal for the amusement machine industry

"(The) Comfort Zone"
by Ed Blankenbeckler

     This article is about the jukebox business, going back 45 years and winding up in the present. Besides being one of my favorite subjects, this part of our industry also happens to be the strongest and healthiest of all today, giving the very best return on the operator's investment dollars of just about any other segment of the business.
     It's been a little over eight years since the first CD jukebox was introduced to the world. Since then, over 100,000 dedicated CD phonographs have been purchased by operators around this country.
     Through to the end of 1994, operators bought a half billion dollars worth of CD jukeboxes, and over $120 million in compact discs, and that only represents around a third of the total number of jukeboxes on location in the U.S.A. today. In the next five years, operators will again buy around one half billion dollars in CD jukeboxes and over $250 million worth of CD discs.
     In 1994, the gross revenue from operator-owned jukeboxes (including both vinyl and CD) came to over $1,800 million (1.8 billion dollars). And going into the 21st century, the gross revenue will hit $2 billion. (Keep in mind that approximately 50% of that is paid to locations in commissions... that goeas a long way helping locations pay utilities, rent and their owners' other expenses.

(Graph) - Caption: The industry was at its peak from 1949-1958 when operators cycled their equipment about every ten years. While it's understandable why American Wurlitzer got out of the business in 1976, jukebox manufacturing really didn't hit its bottom for several more years yet. Then the pendulum began to swing in the other direction in the late '80s and is moving back up to the ten year cycling of the late 1950's. As Blankenbeckler says, "that's a good sign".

    total number of avg number total # of    industry
   machines sold to of jukebox  jukeboxes replacement  average life
       US operators  sold/year on US locs    turnover   of machines
1949-1953    217,000    43,400    450,000        9.6%    10.4 years
1954-1958    221,000    44,200    470,000        9.4%    10.6 years
1959-1963    187,000    37,400    490,000        7.5%    13.1 years
1964-1968    144,500    28,900    470,000        6.2%    16.3 years
1969-1973    120,000    24,000    425,000        5.7%    17.6 years
1974-1978     82,000    16,400    360,000        4.6%    21.7 years
1979-1983     65,500    13,100    325,000        4.0%    25.0 years
1984-1988     60,000    12,000    300,000        4.0%    25.0 years
1989-1993     79,000    15,800    310,000        5.1%    19.6 years
1993-1994     43,000    21,500    310,000        6.9%    14.5 years

(Inset) - Although the CD era technically began in 1986, it wasn't until 1989 that all jukebox manufacturers produced a fully dedicated CD phonograph. The years 1993 and 1994 enjoyed the heaviest purchasing of jukeboxes by operators since 1972 (although 1994 did not even meet industry projections). 1995 should be a banner year for the industry, bringing the operator's average life-cycling of his music route to 13 years (or 7.7% per year). That would be the best since 1963. -- The figures stated here are accurate +-3%. Statistics presented are average figures, taking into consideration that some operators who run up to 60 and 70 jukeboxes do not have tevern locations, that some operators

(roughly 10%) have converted their entire routes to dedicated CD jukeboxes and that 45% have not bought their first dedicated CD phonograph yet. -- If the rate of buying new CD boxes remains the same as in 1994, it will take over nine years (or until after the year 2003) to replace all the vinyl 45rpm jukeboxes in the United States.



     The jukebox industry as we know it today was born during the Depression (late'20's, early 30's). When electric amplifiers were developed and Prohibition ended, our industry began to grow. The jukebox was the working class's entertainment. From the smallest town to the biggest city, it was the jukebox that carried the entertainment load. It was true then, and it's still true today.
     There has always been talk in the media about new innovations coming that will obsolete cars, planes, houses and gasoline. It happens in every industry and ours is no exception. But, as I've mentioned before, our industry is a by-product of the record industry, or should I say the "disc industry". So, no matter what vehicle that industry chooses to put its music on, ours will have to build a unit to play it.
     I don't believe the disc industry has plans to change its format. They're comfortable with the CD. In fact, they've just reached a "comfort zone" after investing millions and millions in this present format. They are not looking to spend millions and millions more. Nevertheless, our industry should always keep in touch with technical developments so we don't get any "surprises". We should all be alert to outside entrepreneurs who would offer a different format than the present one.


(Chart - Analysis of total number of domestic jukeboxes to population)

year         domestic on location jukeboxes
           population   jukeboxes per persn
1950      151,000,000     420,000       360
1955      165,000,000     455,000       363
1960      179,000,000     490,000       365
1965      191,000,000     475,000       402
1970      203,000,000     460,000       441
1975      215,000,000     400,000       538
1980      227,000,000     340,000       668
1985      238,000,000     300,000       793
1990      249,000,000     310,000       803
1995      261,000,000     312,000       837

Some History

     I'd like to take you back to the 60's and the 70's to discuss some changes that took place which affected our whole industry. That was a very pivotal era, as you will see.

(Chart - Breakdown of gross jukebox revenue)
Top Locations - 18% - 55,800 units $200.00+ weekly gross
[illegible] - (20%) - 62,000 $100.00 to $199.00 weekly gross
Lower Income Locations - 40% - 124,000 units $50.00 to $99.00 weekly gross Bottom Locations - 22% - 68,200 units $20.00 to $49.00 weekly gross

     In 1960, personal consumption of beer and alcohol at the jukebox location began to change drastically. When the decade began, consumption averaged about 80% on premises and 20% at home. Before it ended, on-premises consumption dropped to 20% and off premises drinking increased to 80%. A complete flip flop. And that ratio still holds today.

     At about the same time (1960), the exodus from urban areas to suburbia began. It was "country living". Homes by the thousands were build, followed by the "supply lines" (shopping centers, malls, restaurants, fast food franchises by the hundreds, convenience store, hotels motels, etc.).
     When that was complete, downtowns were devastated. They became ghost towns with no traffic after 6:00PM. Pubs, bars, lounges all fought back with a new fad...happy hour. Buy one, get one free. Two for the price of one until 7:00PM.
     As if that wasn't enough, another phenomenon struck...the government started building the Interstate Highway System. From coast to coast, from Canada to Mexico to Florida, interstates went in, bypassing cities and many small towns completely. Travelers were routed around and even over familiar old highways and roads and many small town bars and restaurants lost customer traffic and went down. Some operators followed by either closing up or selling their routes to larger operating companies.
     As the interstates began to reach completion, the cities had to build entrances and exits to these big highways. To handle the increase in traffic, they widened entrance and exit streets and hundreds of small stores, cafes and taverns were torn down to make room for these wider "feeder" streets.
     Urban renewal programs that either facelifted more seedy parts of cities or replaced blocks with housing projects, office buildings or the like, further removed many formerly good jukebox locations from the industry's map.
     All of this not only had a disastrous effect on the jukebox but on the game side of the business as well. But it took a much bigger toll on the juke-box because almost every lost location had had one. Manufacturers, distributors and operators ended up with tremendous inventory problems. The distributors, loaded with used equipment, couldn't look to operators to buy it because those operators had warehouses full of used jukeboxes themselves. Everybody suffered.

Moving Forward

     Between 1985 and 1988, the number of jukeboxes on location in the U.S. held pretty steady at approximately 300,000. Then because the new CD boxes came out, the base has been increasing slightly. To date, there has been about a 4% increase in the number of jukeboxes on location.
     If you refer to the chart, you'll see the breakdown of the jukebox industry's gross revenue on the basis of 310,000 machines. The first panel shows 55,800 "top locations" (18% of the business) in the U.S. Because of their higher earnings, these locations have the newer 1992, 1993 and 1994 jukebox models. The second panel shows the "secondary top locations". There are approximately 62,000 of these, making up 20% of the jukebox "population" in the U.S. These locations will gross from $100 to $199 per week. As the new models move into the top locations, the older machines from those locations are moved into the secondary top locations.
     By the beginning of 1995, there were approximately 45,000 CD jukeboxes in secondary top locations, leaving about 15,000 of this type of account still with 45rpm jukeboxes. But by the end of 1995, those locations should be filled with CD models from the top locations as new models are purchased for the best accounts. And the equipment continues to be moved down.
     The third panel on the chart shows approximately 124,000 locations that gross from $50 to $99 a week (40%). These phonographs are the old 45rpm vinyl machines aged ten to 15 years. At the present rate of replacement, it will take until 2001 to displace those vinyl jukeboxes with a "moved down" CD phonograph.
     The last panel shows 68,200 locations (22%) that gross $20 to $49 per week. Although these locations are at the bottom of the totem pole, there's often a sound reason for the operator to hang onto them. You'll hear things like: "it was an excellent stop at one time", or "things would be better if they'd replace the bartender", or "if they could only get the liquor license back" and "they have other machines that do pretty good."

CAPTION

U.S. Jukebox industry gross revenue statistical breakdown for 1994

percentage   units  weekly gross    yearly total
3%           9,300       $375.00    $181,850,000
5%          15,500       $270.00    $217,620,000
10%         31,000       $200.00    $322,400,000
20%         62,000       $155.00    $499,720,000
40%        124,000        $70.00    $451,360,000
22%         68,200        $36.00    $127,670,400
100%       310,000        $36.00  $1,800,536,400

     It is interesting to note here that during the first couple of years after the CD jukebox came out, most operators who did buy one did not put it on their top locations, or even at a secondary top location. Due to his natural skepticism about mechanical problems with any new device, he didn't want to upset his top locations. So, most of the original CD jukeboxes went out to the boondocks to low income locations that did between $50 and $80 a week.
     The operator knew that if the machine didn't meet his expectations for some reason, he could return it to his distributor without any obligation on his part. But to that operators' surprise, the CD jukebox showed an increase in collections of 200% to 300% over the 45rpm jukebox, and as important, it maintained that increase.
     There are statistics to back up the fact that of the first one thousand or so CD jukeboxes sold, over half of them were put into lower income locations and enjoyed the increases I've just stated. So, it proves that given the right situation and the right vehicle, the revenue is there. That's true even today.
     In 1960, the population of this country was 179 million, there was one jukebox on location for every 365 people and the average gross collection per machine was $26. Today, the population is 261 million, but there's only one jukebox for every 837 people while the average weekly gross per jukebox runs $112.
     Right now today, there are over 4,600 music operators in this country taking care of over 300,000 jukeboxes. It's a good business, so don't let anyone tell you differently. Hang onto it and the jukebox will treat you right.

     Ed Blankenbecklers' credentials stretch back to the days of the 78rpm jukebox. During his many years with the various Seeburg organizations, he has witnessed all (and played a role in many) of the technical innovations that have changed the interior and exterior appearances of currency activated phonographs.
     Of all, he is most famous for his seminal role in developing the first CD jukebox... The Crusader. Due to that, we consider him the "father of the CD jukebox".
     Blankenbackler recently resigned from the present Seeburg International and is devoting much of his time exploring a number of concepts that could produce yet another new jukebox idea from his creative mind. We thank him for sharing a bit of his passion about his favorite machine in this article, as well as a wealth of statistical data to support his conclusions. ed.

Jukebox
A Guide to Jukebox Terminology

CD Jukebox: A jukebox that only plays CDs. Most CD jukeboxes can carry 100CDs. The designs of these jukeboxes are primarily modern but some of the new CD jukeboxes use the older - or "Bubbler" - styling.

"Combo" Jukebox: A jukebox that holds both CDs and 45rpm records. Combo boxes were popular at the outset of the introduction of CD technology as transitionery alternative, but most new jukeboxes are exclusively CD-only.

*Consumer Impressions: The number of people in a given location during a given time period when a jukebox is played. For example, some 400 people who might frequent a restaurant having a jukebox in play during a single evening amounts to 400 impressions via the jukebox. AMOA estimates that some 75-80 million Americans hear music at one time or another on a jukebox each week.

45 RPM Jukebox: A jukebox that only plays 45 rpm vinyl (7") records. Many carry 80-100 two-sided records - or about 160-200 songs.

Home/Collector's Market: Home market is just that: a jukebox in someone's home for their personal enjoyment. The collector's - or nostalgia market - is also generally more prevalent with the home market. Resale value of certain antique "nostalgia" boxes can run into the $10,000-$20,000 - plus range. Neither of these markets are considered part of the commercial jukebox market.

Licensing: Nationally, required on an annual basis for commercially played jukeboxes. Licensing is administered by the Jukebox Licensing Office, based in New York City and maintained by the performing rights societies (ASCAP, BMI and SESAC). If a jukebox is found to be in non-compliance, penalties can be steep. Licensing rates vary on a sliding scale depending on how many jukeboxes are owned. State/local licensing may vary.

Lifespan: A commercially - played jukebox generally has a lifespan of around 10 years.

Location: Any commercial or public establishment where a jukebox could be placed. (See "Types of Locations" on Jukebox Facts sheet.)

One-Stop: An establishment where a jukebox owner/operator usually purchases their records or CDs. Many one-stops service a state or region. A few larger one-stops service nationwide. A good one-stop has an eclectic mix of both new and old music on both 45 rpm vinyl and CD.

Owner/Operator: A jukebox owner/operator is generally a businessman who provides locations with jukeboxes and, generally, other coin-operated amusement equipment (i.e., pinball, video, pool, electronic darts, etc.) This equipment is owned by the owner/operator with some predetermined agreed upon "split" of income between the owner/operator of the jukebox and the location's owner or management. Jukebox owner/operator responsibilities include cleaning, programming music "type," frequent changing of CDs or records, appropriate national and local licenses and service repairs. Sometimes an individual location owns their own jukebox. In this case, they are responsible for all maintenance, programming, licenses, upkeep, etc.

Pricing: Price per play. For 45 rpm jukeboxes, from one to several selections can be made for a quarter. For a CD jukebox - which generally accepts $1 or $5 bills - the cost is usually 3 plays per dollar.

Programming (Music): The "type" of music that is on the jukebox, hopefully appropriate for the location's clientele. Good jukebox programming generally is a reflection of the taste of the location's patrons - be it pop, country, R&B, college, etc. - plus (or) a mix of "oldies" (either assorted oldies compiled on a CD or a "best of... CD).


Split: For commercial jukeboxes, the agreed upon split of jukebox play income. Varies widely. Often, the jukebox owner/operator has to receive a certain minimal income before a "split" with the location kicks in.

Title Strip: For 45 rpm jukeboxes, the "titles" of songs that appear on the jukebox, usually pre-printed on paper. On CD jukeboxes, the title strip lists all songs from a particular CD. Title strips are used for song selection.

Wallbox: Popular in diners and in some commercial establishments with several rooms. These units are used for convenient table-side selections and are connected to a main jukebox.

Amusement & Music Operators Association
401 N. Michigan Avenue - Chicago, IL 60611-4267 - 312.644.6610 FAX 312.321.6869